Exhibit 107

Calculation of Filing Fee Tables

Schedule 13E-3

(Form Type)

Taro Pharmaceutical Industries Ltd.

(Name of the Issuer)

Taro Pharmaceutical Industries Ltd.

Sun Pharmaceutical Industries Limited

Alkaloida Chemical Company Exclusive Zrt.

The Taro Development Corporation

Sun Pharma Holdings

Libra Merger Ltd.

(Name of Person(s) Filing Statement)

Table 1: Transaction Valuation

	Transaction Valuation(1)	Fee Rate	Amount of Filing Fee

Fees to Be Paid	US $0.00	0.0001476(2)	US $0.00

Fees Previously Paid	US $347,733,174		US $51,325.42(2)(3)

Total Transaction Valuation	US $347,733,174

Total Fees Due for Filing			US $0.00

Total Fees Previously Paid			US $51,325.42(2)(3)

Total Fee Offsets			N/A

Net Fee Due			US $0.00

(1)

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the conversion of all outstanding ordinary shares (“Shares”), nominal value NIS 0.0001 per share, of Taro Pharmaceutical Industries Ltd., other than Shares owned by Sun Pharmaceutical Industries Limited (“Sun Pharma”) and any of its affiliates, into the right to receive merger consideration of US $43.00 per Share, without interest and less any applicable withholding tax. As of March 31, 2023, there were 37,584,631 Shares outstanding, of which 29,497,813 Shares are owned by Sun Pharma and its affiliates. As a result, this calculation assumes the conversion of 8,086,818 Shares in exchange for merger consideration of US $43.00 per Share.

(2)

The amount of the filing fee calculated in accordance with the Exchange Act of 1934 equals $147.60 for each $1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act.

(3)	Taro Pharmaceutical Industries Ltd. previously paid $51,325.42 upon the filing by the Filing Persons of the Schedule 13E-3 on February 15, 2024, in connection with the transactions reported hereby.